Cane Clark LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

May 6, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, C.C. 20549

ATTENTION: Albert Lee

Re: Darwin Resources Corporation
Amendment No. 1 to the Registration Statement on Form SB-2
Filed April 20, 2005
File No. 333-123081
________________________________________________________________________________

We write on behalf of Darwin Resources Corporation. (the “Company”) in response to Staff's letter of May 4, 2005 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a Second Amended Registration Statement on Form SB-2 (the “Second Amended SB-2"). We enclose with this letter a copy of the Second Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM SB-2

Summary, page 4

1.
We note your response to comment 5 and your revised disclosure. On page 4, you state that you can exercise your option to purchase an 85% interest in the Iron 1 mineral claims upon payment of $30,500 and incurrence of exploratory expenses of $160,000. On page 29 you disclose that you will be required to either complete an unspecified dollar value of exploratory work and pay a filing fee or pay a fee in lieu of completing the exploration work in order to extend the expiry dates. Please revise to clarify the following points:

•	Does exercising your option by paying the $30,500 fee and incurring the

                                  $150,000 of exploratory expenses result in an extension of the expiry dates?

In response to this comment, the Company disclosed that if it exercised its option, payment of $30,500 to the optionor, Mr. William A. Howell, will not result in an extension of the expiry dates because it is a personal fee charged by Mr. Howell. Incurring $160,000 in exploration expenses would result in an extension of the expiry dates of the mineral claims provided that a report and filing fee is remitted to the Province of British Columbia.

•	If these payments do not result in extensions or qualify you for extensions, please quantify the additional amount you would be required to pay in order to obtain extensions.

In response to this comment, the Company responded above that payment of $160,000 in exploration expenses would result in an extension of the expiry dates of the mineral claims provided that a report and filing fee was remitted to the Province of British Columbia. Incurring $160,000 in exploration expenses by itself is not enough to qualify for an extension because a filing must be made to the Province of British Columbia.

•	If expiry dates are extended, how long are they extended?

In response to this comment, the Company disclosed that when exploration work valued at an amount stipulated by the government is completed and a filing fee is remitted to the Province of British Columbia, the expiry dates of the mineral claims can be extended for a maximum of 10 additional years. In the event that no exploration work is completed and a filing fee is paid to the Province of British Columbia in lieu of completing exploration work, the expiry dates of the mineral claims can be extended for a maximum of only 1 additional year.

•	Can you extend the expiry dates without exercising your option? If you can, does your option ever expire?

In response to this comment, the Company clarified how the option expires. The Company disclosed that it will either satisfy the payment terms of the Property Option Agreement in the time frame provided thereby resulting in it exercising this option or it will fail to satisfy the payment terms and be in default of the Property Option Agreement. If it is in default of the Property Option Agreement, the optionor can terminate Property Option Agreement if the Company fails to cure any default within 45 days after the receipt of notice of default. The option will expire, or be terminated, if the Company is in default of the Property Option Agreement and fails to cure any default within 45 days after the receipt of notice of default.

Corporate Offices, page 45

2.
We note your response to the comment 38. Since it was agreed that payments would commence beginning February 1, 2005, it appears as though there was a period of free rent (commonly referred to as “rent holidays”). The staff believes that pursuant to FASB Technical Bulletin 85-3, Accounting or Operating leases with Scheduled Rent Increases, rent holidays in an operating lease should be recognized by the lessee on a straight-line basis over the lease term (including any rent holiday period) unless another systematic and rational allocation is more representative of the time pattern which leased property is physically employed. Therefore it appears as though you should have recognized rent expense in prior periods. Please revise or advise.

In response to this comment, the Company revised and clarified its disclosure regarding rental space to avoid further confusion. At the present time, Tenedos Management Ltd. currently provides the Company with telephone answering, secretarial and mail services. Beginning February 1, 2005, the Company will also rent office space from Tenedos Management Ltd. The parties have agreed that monthly payments in the amount of $1,000 are to commence beginning February 1, 2005 when the Company takes physical possession of office space. As a result, the Company received no free rent or “rent holidays.”

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.
We note your response to prior comment 40. Based on your specific facts and circumstances, we will not object to the use of a Canadian audit firm at this time. However, if your operations in the United States become significant in the future, we expect Darwin Resources to engage a U.S. Registered public accounting firm, consistent with our position outlined in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

In response to this comment, the Company notes the response from the Commission set forth above and will no longer utilize a Canadian audit firm if its operations in the United Stated become significant in the future.

Consolidated Statement of Operations, page F-3

4.
We note your response to comment 42 but reissue the second part of the comment. Please provide to us your computation of shares outstanding. It is not clear how weighted average shares outstanding can be less that the 5,200,000 initially issued.

In response to this comment, the Company disclosed on a supplemental basis its computation of the weighted average shares outstanding.

Note 2. Significant Accounting Policies

g) Foreign Currency Translation

5.
We note your response to comment 43. It appears as though your disclosure addresses the translation of foreign currency statements. Please expand your disclosure to address the accounting for foreign currency transactions in compliance with paragraph 16 of SFAS 52.

In response to this comment, the Company expanded its disclosure to address the accounting for foreign current transactions in compliance with Paragraph 16 of SFAS 52.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane

Kyleen Cane
CANE CLARK LLP